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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (INITIAL FILING)*



                                 Hollywood Park, Inc.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      436255103
                        --------------------------------------
                                    (CUSIP Number)

        Robert F. List, Boomtown, Inc., P.O. Box 399, Verdi, Nevada 89439-0399
                                   (702) 345 -2327
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 23, 1996
                        --------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D

CUSIP NO.  436255103                             PAGE   2   OF   7   PAGES

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boomtown, Inc. #94-3044204
- --------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
NUMBER OF               --------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                2,119,840
EACH                    --------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    -0-
                        --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,119,840*
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.5%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    CO
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                   Page 3 of 7

* The filing of this Schedule 13D shall not be construed as an admission that Boomtown is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), the beneficial owner of any securities covered by this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

    Common stock, $.10 par value (the "COMMON STOCK") of Hollywood Park, Inc. (the "COMPANY"), 1050 South Prairie Avenue, Inglewood, California 90301.

ITEM 2.  IDENTITY AND BACKGROUND.

    The name of the reporting person is Boomtown, Inc., a Delaware corporation ("BOOMTOWN"). Its principal business is gaming and the address of its principal business and office is P.O. Box 399, Verdi, Nevada 89439-0399.

    The name, citizenship, residence or business address, present principal occupation, and name, principal business and address of any corporation or other organization in which such occupation is conducted, for each of the directors and executive officers of Boomtown are set forth in EXHIBIT 1 which is incorporated herein by reference.

    To the best knowledge of Boomtown, neither Boomtown nor any of its directors or executive officers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the best knowledge of Boomtown, neither Boomtown nor any of its directors or executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

    In connection with the execution of an Agreement and Plan of Merger, dated April 23, 1996, among the Company, HP Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("SUB"), and Boomtown (the "MERGER AGREEMENT") relating to the strategic combination of the Company and Boomtown as described below, R.D. Hubbard, Chief Executive Officer and shareholder of the Company ("Hubbard"), concurrently entered into a Voting Agreement with Boomtown
(the "VOTING AGREEMENT").   Pursuant to the Voting Agreement, Hubbard granted an
Irrevocable Proxy to Boomtown to vote, at any stockholders meeting of the Company, the Shares (as defined in Item 5 herein) with respect to certain matters related directly or indirectly to the Merger (as defined below). The purpose of the Irrevocable Proxy and Voting Agreement is solely to facilitate the approval and consummation of the Merger and the transactions contemplated thereby. (See Item 6 herein for a description of the Irrevocable Proxy).

    Pursuant to the Merger Agreement, Sub will be merged with and into Boomtown, with Boomtown remaining as the surviving corporation and becoming a wholly-owned subsidiary of the Company (the "MERGER"). At the effective date of the Merger (the "EFFECTIVE DATE"), each issued and outstanding share of the common stock, $.01 par value, of Boomtown will be converted into the right to receive 0.625 of a share of the Common Stock. At the Effective Date, the Company's Board of Directors will be expanded from seven (7) to eleven (11) members and will be comprised of seven (7) directors selected by the Company and four (4) directors selected by Boomtown. (See Boomtown's Current Report on Form 8-K, dated May 3, 1996, for a detailed description of the Merger Agreement and Merger).

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                                                                    Page 5 of 7

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Boomtown may be deemed to beneficially own 2,119,840 shares of Common Stock (the "Shares"), constituting 11.5% of the outstanding shares of Common Stock based on 18,504,798 shares of Common Stock outstanding as of April 23, 1996 (according to the Company's Current Report on Form 8-K, filed May 3,
1996). To the best knowledge of Boomtown, no director or executive officer of Boomtown is the beneficial owner of any shares of Common Stock.

    (b)  Boomtown has shared voting power with respect all of the Shares with
R. D. Hubbard as described in Item 6 below and has dispositive power over no shares of Common Stock. Set forth below is the Item 2 information with respect to R.D. Hubbard:

         (a)  R.D. Hubbard.

         (b)  1050 South Prairie Avenue, Inglewood, California 90301.

         (c) Chief Executive Officer of the Company, whose address is set forth in Item 1 hereof.

         (d)  None.

         (e)  None.

         (f)  United States.

    (c) Other than the transaction described in Item 4 above which has prompted the filing of this Schedule 13D, to the best knowledge of Boomtown, neither Boomtown nor any of its directors or executive officers has effected any transaction in the Common Stock during the past 60 days.

    (d) To the best knowledge of Boomtown, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

    (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Voting Agreement and concurrently with the execution of the Voting Agreement, Hubbard granted an Irrevocable Proxy to Boomtown to vote, at every meeting of the stockholders of the Company, the Shares: (i) in favor of approval of (x) the issuance of Common Stock pursuant to (a) the Merger, (b) the assumption of Boomtown's Stock Option Plan and outstanding stock options and (c) any warrants of Boomtown which may become exercisable for shares of Common Stock and (y) any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal made in opposition to or which would prevent the consummation of the Merger.

    Pursuant to the Voting Agreement, Hubbard may not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares unless the proposed transferee executes and delivers a voting agreement and irrevocable proxy.

    The Voting Agreement and the Irrevocable Proxy terminate on the earlier of (i) the Effective Date (as defined in the Merger Agreement), (ii) at any time upon written notice by Boomtown to Hubbard terminating the Voting Agreement, (iii) upon the action by the Company's Board of Directors to withdraw or modify or change, in a manner adverse to Boomtown, its approval or recommendation of the Merger Agreement and the transactions contemplated thereby in the exercise of its fiduciary duties in accordance with Section 3.6(b) or Section 8.10 of the Merger Agreement, or (iv) the termination of the Merger Agreement in accordance with its terms.

    The description set forth above of the terms of the Voting Agreement and the Irrevocable Proxy does not purport to be a complete statement of the parties' rights and obligations, and is

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                                                                   Page 6 of 7


qualified in its entirety by reference to the Voting Agreement, which is set forth as EXHIBIT 2 to this Schedule 13D. Reference is made to such agreement for a complete description of the terms and provisions thereof and the agreement of the parties thereunder. All capitalized terms not defined herein shall have the meaning prescribed in the Voting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    1.   Directors and Executive Officers of Boomtown, Inc.

    2. Voting Agreement, dated as of April 23, 1996, by and between Boomtown, Inc., a Delaware corporation, and R.D. Hubbard, in his capacity as a stockholder of Hollywood Park, Inc. is hereby incorporated by reference to Boomtown, Inc.'s Current Report on Form 8, filed May 3, 1996.

ITEM 8.  SIGNATURE PAGE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 3, 1996                     By:       /s/  Timothy J. Parrott
                                                 -----------------------------
                                                 Timothy J. Parrott,
                                                 Chief Executive Officer

                                  EXHIBIT INDEX


                                                               SEQUENTIALLY
EXHIBIT                                                          NUMBERED
NUMBER                             DESCRIPTION                     PAGE
- -------                            -----------                     ----

  1         Directors and Executive Officers of Boomtown, Inc.

  2 Voting Agreement, dated as of April 23, 1996, by and between Boomtown, Inc., a Delaware corporation, and R.D. Hubbard, in his capacity as a stockholder of Hollywood Park, Inc. is hereby incorporated by reference to Boomtown, Inc.'s Current Report on
            Form 8, filed May 3, 1996.